KIRKLAND LAKE GOLD LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders of Kirkland Lake Gold Ltd. (the "Company") will be held at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800 Toronto, Ontario, Canada on Tuesday, June 30, 2020 at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the report of the auditors thereon;

2. to appoint KPMG LLP, Chartered Professional Accountants as auditor of the Company and authorize the board of directors to fix their remuneration;

3. to fix the number of directors to be elected at the Meeting at eight;

4. to elect the directors of the Company for the ensuing year;

5. to consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on the Company's approach to executive compensation;

6. to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's long term incentive plan (the "LTIP") and all unallocated share units issuable under the LTIP, as further described in the accompanying management information circular dated May 29, 2020 (the "Circular");

7. to consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's deferred share unit plan (the "DSU Plan") and all unallocated deferred share units issuable under the DSU Plan, as further described in the accompanying Circular; and

8. to transact such further or other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.

This notice is accompanied by a form of proxy, the Circular and the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018. Your vote as a shareholder is important. Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company (the "Board") has fixed the close of business on May 22, 2020 as the record date for the Meeting, being the date for the determination of the registered holders entitled to notice and to vote at the Meeting and any adjournment or postponement thereof.

While as of the date of this notice, the Company intends to hold the Meeting as set out above, it is continuously monitoring the current public health crisis resulting from the global spread of the novel coronavirus (COVID-19). In light of the rapidly evolving situation resulting from the COVID-19 outbreak, the Company asks that shareholders of the Company follow the current instructions and recommendations of federal, provincial and local health authorities when considering attending the Meeting. While it is not known what the situation with COVID-19 will be on the date of the Meeting, the Company will adhere to all government and public health authority recommendations and restrictions in order to support efforts to reduce the impact and spread of COVID-19.

In order to mitigate potential risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Company is urging all shareholders to vote by proxy in advance of the Meeting and not attend the Meeting in person unless and until all social distancing recommendations or restrictions have been lifted. The

Company will follow the guidance and orders of government and public health authorities in that regard, including those restricting the size of public gatherings. In order to adhere to all government and public health authority recommendations, the Company notes that the Meeting will be limited to only the legal requirements for shareholder meetings with no traditional investor presentation, and guests will not be permitted entrance unless legally required.

Rather than attending the Meeting in person, the Company encourages shareholders to access the Meeting via a live conference call webcast that will be available on the Company's website at www.kl.com, and this webcast will give all shareholders an equal opportunity to access the Meeting regardless of their geographic location. Shareholders will have the opportunity to ask questions and provide feedback via the live webcast and we encourage shareholders to participate in the Meeting.

The Company reserves the right to take any additional precautionary measures it deems necessary in relation to the Meeting in response to further development in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company's press releases as well as its website at www.kl.com for updated information. The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format.

The Company encourages all shareholders to vote by proxy in advance of the Meeting. Shareholders who are not attending the Meeting or any adjournment or postponement thereof in person are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. The Board has by resolution fixed 4:30 p.m. (Toronto time) on June 26, 2020 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting as the time by which proxies to be used or acted upon shall be deposited with the Company's transfer agent, in accordance with the instructions set forth in the accompanying Circular and the form of proxy. The time limit for deposit of proxies may be waived or extended by the Meeting Chair at his or her discretion without notice.

DATED at Toronto, Ontario as of the 29th day of May, 2020.

BY ORDER OF THE BOARD

(Signed) "Jeff Parr"

Chairman of the Board

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.